Exhibit 99.4

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Quantum eMotion Corp (the “issuer”) has filed the Interim Financials Statements for the period ended June 30th 2026.

I, Marc Rousseau, Chief Financial Officer of Quantum eMotion Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30th 2026

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 14, 2026

/s/ Marc Rousseau
Marc Rousseau

CFO